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                              May 6, 2024

       Allan Dicks
       Chief Financial Officer
       Montrose Environmental Group, Inc.
       5120 Northshore Drive
       North Little Rock, Arkansas 72118

                                                        Re: Montrose
Environmental Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 29,
2024
                                                            File No.001-39394

       Dear Allan Dicks:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       15. Commitments and Contingencies, page 95

   1. We note from disclosure elsewhere in your filing that an emergency response team of five was killed when their
aircraft crashed in February, 2023, and that you purchased a replacement aircraft
for approximately $12 million. We note the legal contingency disclosure here does
not indicate any ongoing litigation relating to or discussion of any insurance recovery for
loss of the aircraft or deaths of these five employees. Please tell us in your response if you
received any insurance proceeds related to this incident and whether you have
settled or expect to make a settlement with regard to the deaths of these employees.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Allan Dicks
Montrose Environmental Group, Inc.
May 6, 2024
Page 2

       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameAllan Dicks                          Sincerely,
Comapany NameMontrose Environmental Group, Inc.
                                                       Division of Corporation
Finance
May 6, 2024 Page 2                                     Office of Trade &
Services
FirstName LastName